Exhibit 7.4

MTR Corporation Limited

Computation of

Ratio of Earnings to Fixed Charges

Based on US GAAP

(Expressed in millions of HK$)

	Year ended December 31
	2000	2001	2002	2003	2004
Net income in accordance with US GAAP	3,418	4,468	3,261	1,369	3,874
Adjustments:
Income tax under HK GAAP	—	—	634	748	700
US GAAP adjustments related to taxes:
Deferred tax accounting	574	724	128	15	—
Tax effect of adjustments	(9)	160	(35)	(637)	78

Income before tax in accordance with US GAAP	3,983	5,352	3,988	1,495	4,652

Fixed charges:
Interest expenses	1,942	1,870	1,748	1,636	1,470
Amortization of debt discount or deferred debt costs	46	53	23	24	32
Representative portion of interest in operating lease expenses(1)	6	5	4	4	3

Total fixed charges (B)	1,994	1,928	1,775	1,664	1,505

Less: fixed charges capitalized	797	1,029	621	104	48

	1,197	899	1,154	1,560	1,457

Earnings before taxes and fixed charges (A)	5,180	6,251	5,142	3,055	6,109

Ratio of Earnings to Fixed Charges (A)/(B)	2.60	3.24	2.90	1.84	4.06

(1)	The balance represented one third of operating lease expenses of the Group.